AGREEMENT

The Agreement is entered into on the 13 July 2017 by Mr.Bruno Horn, citizen of Switzerland, date of birth 25.12.1958, **(the "Seller")**, residing at: A.Verlin 6, 6954 Sala Capriasca, and SStartrade Tech Inc., a company duly organized and validly existing under the laws of Nevada, having its registered office at 3773 Howard Hughes Parkway, South Tower, Suite 500, Las Vegas, Nevada 89169 **(the "Buyer")**.

Preamble

WHEREAS, at the moment of signing of this Agreement Mr.Bruno Horn owns 96 shares of SStartrade SA, a company, registered with the Commercial Register of Canton Ticino under the federal number no CHE-112.444.396.

Whereas, the Seller wishes to sell and transfer to the Buyer and the Buyer wishes to purchase and acquire from the Seller, 74 (Seventy-four) Common Shares (the "**Shares**") on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1 SALE AND PURCHASE

1.1 The Seller hereby sells and shall transfer to the Buyer, and the Buyer hereby purchases and shall acquire from the Seller, the Shares wthl all rights attached thereto. The Purchase Price for the Shares shall be 60,000,000 (Sixty million) USD (the "**Purchase Price**") and shall be paid as instructed by the Seller not later than 13 July 2022.

1.2 The risks and benefits shall pass from the Seller to the Buyer and the sale and purchase of the Shares shall be effective subject to the conditions precedent set forth in Article 2 being satisfied.

1.3 There are no representations and warranties regarding the transfer and assignment of the Shares as per this Agreement, *except that* the Seller owns the Shares at the time they are assigned, free of any encumbrances.

2 CONDITIONS PRECEDENT

The entry into force and the effectiveness of any rights and obligations of the Buyer and the Seller under this Agreement are conditional upon the satisfaction of the following conditions:

a) The board of directors of the Company shall have approved the transfer of the Shares;
b) The other shareholders of the Company shall have waived their right of first refusal with respect to the transfer of the Shares under the shareholders' agreement binding upon the shareholders.

3 Miscellaneous

3.1. *Confidentiality*. The Seller and the Buyer each agree that this Agreement is for the confidential use of each party and that neither its existence nor its terms may be disclosed by either the Seller or the Buyer or any other person other than the respective officers, directors, employees, auditors, attorneys and advisors of the Seller or the Buyer, and then only on a "need to know" basis in connection with the transactions contemplated thereby and on a confidential basis, unless such disclosure is required by law.

3.2. *Entire Agreement*. This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement and supersedes all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, whether oral or written, with respect to such subject matter.

4 Governing Law and Jurisdiction

This Agreement and the transactions contemplated hereby shall be governed, interpreted and construed by, under and pursuant to the laws of Switzerland. Any dispute, controversy or claim arising out of or in relation with this Agreement including the validity, invalidity, breach or termination thereof, shall be submitted to the exclusive jurisdiction of the courts of the Canton of Ticino, Switzerland.

In witness whereof, the parties hereto have duly executed this Share Purchase Agreement.

Seller **Mr. Bruno Horn**	**Buyer** **SStarTrade Tech, Inc.**
_________________________	_________________________
Name: Mr. Bruno Horn Title:	Name: Mr. Bruno Horn Title: Chief Executive Officer